SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
OPERATING INFORMATION BY SEGMENT
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
CONSOLIDATED STATEMENT OF INCOME
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF CASH FLOW
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

November 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-s(b) : 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : December 3rd, 2002	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

EXHIBIT 99.1 :	TotalFinaElf’s sales for 2002 first nine months.

EXHIBIT 99.2 :	TotalFinaElf reports third quarter and nine months 2002 results (November 19, 2002).

EXHIBIT 99.3 :	Norwegian North Sea : Tune enters production (November 29, 2002).

EXHIBIT 99.4 :	TotalFinalElf plans to set up a petrochemicals joint venture with Samsung in South Korea (December 2, 2002).

EXHIBIT 99.5 :	Consolidated Financial Statements of TotalFinaElf (unaudited) June 30, 2002. (including reconciliation to U.S. GAAP)

EXHIBIT 99.1

TOTALFINAELF’s SALES FOR 2002 FIRST NINE MONTHS

1.   CONSOLIDATED SALES

	2002	2001
	TOTALFINAELF	TOTALFINAELF
	(million euros)	(million euros)

UPSTREAM
First quarter	6,749	7,337
Second quarter	6,731	6,713
Third quarter	7,029	6,359

	20,509	20,409

DOWNSTREAM
First quarter	15,268	18,515
Second quarter	17,755	20,249
Third quarter	17,592	18,488

	50,615	57,252

CHEMICALS
First quarter	4,823	5,378
Second quarter	5,263	5,351
Third quarter	4,926	4,950

	15,012	15,679

CORPORATE
First quarter	28	19
Second quarter	32	18
Third quarter	35	56

	95	93

Eliminations of internal sales
First quarter	-3,084	-3,927
Second quarter	-3,346	-3,970
Third quarter	-4,159	-3,907

	-10,589	-11,804

CONSOLIDATED SALES
First quarter	23,784	27,322
Second quarter	26,435	28,361
Third quarter	25,423	25,946

	75,642	81,629

     Consolidated sales decreased by 2% to 25,423 million euros for the third quarter 2002 from 25,946 million euros for the same period last year. This variance is primarily due to the decrease of the dollar relative to the euro, which has been partially offset by the increase of the oil price. The euro/dollar exchange rate averaged 0.98 in the third quarter 2002 versus 0.89 for the same period last year. The average Brent oil price increased by 7% to $27.0/b from $25.3/b in the third quarter 2001.

2.   PARENT COMPANY’s SALES

	2002	2001
	(million euros)	(million euros)

OIL & GAS SALES
First quarter	935	1,112
Second quarter	1,074	1,053
Third quarter	1,098	1,019

	3,107	3,184

SERVICES PERFORMED
First quarter	212	198
Second quarter	305	248
Third quarter	272	206

	789	652

TOTAL AMOUNT
First quarter	1,147	1,310
Second quarter	1,379	1,301
Third quarter	1,370	1,225

	3,896	3,836

EXHIBIT 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

TotalFinaElf Reports Third Quarter and Nine Months 2002 Results

Third Quarter 2002, excluding non-recurring items

     •    Net income: 1.60 billion euros, down 9%
     •    Earnings per share: 2.40 euros, down 6%
     •    Earnings per share: 2.35 dollars, 4% increase

          14% increase in hydrocarbon production

First Nine Months 2002, excluding non-recurring items

     •    Net income: 4.65 billion euros, down 24%
     •    Earnings per share: 6.94 euros, down 20%
     •    Earnings per share: 6.46 dollars, down 18%

          11% increase in hydrocarbon production

Paris – November 19, 2002 – The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest met to review the unaudited third quarter 2002 results.

Commenting on the results, Thierry Desmarest said :

“During the third quarter 2002, TotalFinaElf was able to maintain earnings per share, excluding non-recurring items, at 2.40 euros, near the level of the third quarter 2001 despite a weaker dollar and lower refining and marketing margins, which were only partially offset by higher hydrocarbon prices. When we express our results in dollars to be comparable to our peers, TotalFinaElf is the only major to show an increase in its earnings per share excluding non-recurring items (...)

This performance is due largely to our own internal efforts. Hydrocarbon production rose by 14% in the third quarter 2002 versus the same quarter last year. Strict financial discipline and substantial share buy-backs also contributed to this performance.”

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Consolidated accounts TotalFinaElf

3Q02	3Q01%		millions of euros	9 m 02	9 m 01%

25,423	25,946	-2%	Sales	75,642	81,629	-7%

2,824	3,088	-9%	Operating income from business segments (excluding non-recurring items)	8,101	10,615	-24%

1,525	1,773	-14%	Net operating income from business segments (excluding non-recurring items)	4,407	6,200	-29%

1,600	1,761	-9%	Net income (Group share) excluding non-recurring items	4,651	6,094	-24%

1,637	2,299	-29%	Net income (Group share)	4,569	7,006	-35%

2.40	2.55	-6%	Earnings per share (euros) excluding non-recurring items	6.94	8.72	-20%

2,125	2,647	-20%	Investments	6,334	7,467	-15%

464	2,178	-79%	Divestments at selling price	1,513	5,293	-71%

3,465	3,810	-9%	Cash flow from operating activities	8,773	10,894	-19%

Non-recurring items

3Q02	3Q01	millions of euros	9 m 02	9 m 01

	Impact of non-recurring items on operating income

(8)	—	Restructuring charges	(24)	—

(1)	—	Impairments	(22)	—

76	—	Other	67	—

67	—	Total	21	—

	Impact of non-recurring items on net income

62	597	Gain on asset sales	339	971

1	—	Toulouse plant impact	(148)	—

(1)	(40)	Restructuring charges and early retirement plans	(77)	(40)

(1)	—	Impairments	(15)	—

(24)	(19)	Other	(181)*	(19)

37	538	Total	(82)	912

* includes 151 M€ impact in 2Q02 accounts related to UK tax changes

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Number of shares

3Q02	3Q01%		millions	9 m 02	9 m 01%

667.9	690.8	-3%	Fully-diluted weighted- average shares	669.7	698.7	-4%

Oil market environment

3Q02	3Q01%				9 m 02	9 m 01%

0.98	0.89	-9%	*	€/$	0.93	0.90	-3%	*
27.0	25.3	+7%		Brent ($/b)	24.4	26.1	-7%
8.6	12.9	-33%		European refining margin TRCV ($/t)	5.3	15.6	-66%

* change in the dollar versus the euro

Third Quarter 2002 Results

For the third quarter 2002, the average Brent oil price rose by 7% to $27.0/b from $25.3/b a year ago. However, the other parameters reflected weaker market conditions relative to a year ago. The dollar depreciated sharply against the euro, with the exchange rate averaging $0.98 per euro in the third quarter 2002 versus $0.89 per euro in the third quarter 2001. The European refining margin fell to $8.6/t in the third quarter 2002 from $12.9/t in the third quarter 2001.

Growth, synergies and productivity programs were able to partially offset the negative impact of the environment. The beneficial impact of the self-help programs was reduced by the impact of an unusually high level of refinery maintenance operations.

Within this context, operating income from the business segments, excluding non-recurring items, fell by 9% to 2,824 million euros in the third quarter 2002 from 3,088 million euros in the third quarter 2001.

Third quarter 2002 non-recurring items had a positive impact on operating income of 67 million euros.

Net operating income from the business segments excluding non-recurring items declined by 14% to 1,525 million euros in the third quarter 2002 from 1,773 million euros in the third quarter 2001. The larger percentage decrease in net operating income versus operating income is due primarily to the larger share in operating income of the more heavily taxed Upstream segment.

Net income excluding non-recurring items fell by 9% to 1,600 million euros in the third quarter 2002 from 1,761 million euros in the same period last year. Relative to the percentage decline in net operating income, the smaller decline in net income is due primarily to the lower cost of net debt.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Earnings per share excluding non-recurring items, based on 667.9 million fully-diluted weighted-average shares in the third quarter 2002, showed a limited decline of only 6% to 2.40 euros from 2.55 euros per share in the third quarter 2001 thanks to the Group’s share buy-backs.

During the third quarter 2002, TotalFinaElf bought back 8.59 million of its shares1 for 1.20 billion euros. At September 30, 2002, the number of fully-diluted shares was 665.2 million.

Reported net income declined to 1,637 million euros in the third quarter 2002 from 2,299 million euros in the same period of 2001. Non-recurring items had a positive impact of 37 million euros in the third quarter 2002 versus a positive impact of 538 million euros on third quarter 2001 net income. Non-recurring items in the third quarter 2002 were composed primarily of gains on asset sales.

The Group’s net-debt-to-equity ratio was 25.9% at September 30, 2002 compared with 28.2% at June 30, 2002.

Upstream

Upstream operating income excluding non-recurring items rose by 9% to 2,448 million euros in the third quarter 2002 from 2,247 million euros in the third quarter 2001. The increase was driven primarily by strong production growth. Higher oil prices were more than offset by the negative gas price lag effect and the weaker dollar.

Net operating income excluding non-recurring items from the Upstream segment was slightly lower at 1,185 million euros in the third quarter 2002 compared to 1,199 million euros in the third quarter 2001, primarily due to the inclusion of gains on asset sales completed in the third quarter 2001 and the impact of higher UK North Sea taxes in the third quarter 2002.

Hydrocarbon production rose by 13.7% to 2,351 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2002 from 2,068 kboe/d in the third quarter 2001.

Production growth was driven primarily by a number of start-ups occurring since the third quarter 2001, including Girassol in Angola, the Sincor upgrader in Venezuela, South Pars in Iran, Nuggets and Huldra in the North Sea and Deir Ez Zor gas in Syria, as well as by the ramp up in production at the Elgin-Franklin fields in the UK North Sea.

In Europe, highlights of the third quarter 2002 included approval by the Norwegian authorities for the development of the Skirne and Byggve gas and condensate fields located on block PL 102. The Otter field in the UK North Sea started production in October 2002, less than two years after approval of its development plan.

In the CIS, TotalFinaElf confirmed its acquisition of a 5% share in the BTC pipeline project that will link Baku, Azerbaijan to Ceyhan, Turkey. In October, a discovery was made on the Kalamkas structure in the Kazakh section of the Caspian Sea, 80 kilometers southwest of the Kashagan field.

In Africa, the Group obtained a new exploration permit in Algeria on the Timimoun Basin.

In the Gulf of Mexico, the TotalFinaElf-operated Aconcagua field started production; it is one of three gas fields that use the new deep-water Canyon Express pipeline which is also operated by the Group.

[1]	includes 0.87 million shares used to cover stock option program

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

In the area of renewable energies, the Group obtained the necessary permits in September to launch a 12-megawatt wind energy project at its Dunkirk refinery.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

3Q02	3Q01%		Upstream - Key Figures	9 m 02	9 m 01%

2,351	2,068	+14%	Hydrocarbon production (kboe/d)	2,379	2,151	+11%
1,604	1,370	+17%	• Liquids (kb/d)	1,580	1,423	+11%
4,102	3,811	+8%	• Gas (Mcfd)	4,382	3,981	+10%
2,448	2,247	+9%	Operating income (M€) excluding non-recurring items	6,789	7,405	-8%
1,185	1,199	-1%	Net operating income (M€) excluding non-recurring items	3,452	3,935	-12%
1,430	1,939	-26%	Investments (M€)	4,629	5,286	-12%
141	392	-64%	Divestments (M€) at selling price	470	772	-39%
2,214	1,925	+15%	Cash flow from operating activities (M€)	5,611	6,115	-8%

Downstream

Downstream operating income excluding non-recurring items fell by 83% to 107 million euros in the third quarter 2002 from 616 million euros in the third quarter 2001.

The decrease in operating income was due to the sharp deterioration in the Downstream environment which was exacerbated by the impact of a major turn-around program for maintenance on some of the company’s refineries.

The main elements of changes in the environment were:

•	strong deterioration of European refining margins;
•	a declining dollar relative to the euro;
•	lower marketing margins in Europe;
•	a more difficult environment for specialties, notably aviation fuel, and for heating oil;
•	lower shipping rates.

Refinery throughput fell by 7% to 2,331 kb/d in the third quarter 2002 from 2,495 kb/d in the third quarter 2001, due primarily to major turn-arounds for maintenance, safety and product-specification upgrades, which were particularly heavy during the third quarter 2002. Turn-arounds have affected the company’s Normandy (France) and Leuna (Germany) refineries. In addition, the Natref refinery in South Africa, in which the Group has a 36% interest, was shut down for de-bottlenecking operations.

Substantial turn-arounds are expected to continue into the fourth quarter 2002.

Self-help programs have only partially compensated for the impact of a weaker environment and the refinery turn-arounds.

Net operating income excluding non-recurring items declined by 72%, to 134 million euros in the third quarter 2002 from 475 million euros in the third quarter 2001. Relative to the percentage decline in operating income, the smaller decline in net operating income is due primarily to the stable contribution of equity affiliates.

TotalFinaElf signed an agreement with Agip and Galp that involved the sale of the TOTAL-branded network in Spain and the acquisition of service stations in Portugal and Italy. As a result, TotalFinaElf will increase its market share in Portugal from 2% to

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

6% and in Italy from 6% to 7%. In August, the Group sold its service station network in Switzerland.

3Q02	3Q01%		Downstream - Key Figures	9 m 02	9 m 01%

2,331	2,495	-7%	Refinery throughput* (kb/d)	2,394	2,491	-4%
107	616	-83%	Operating income (M€) excluding non-recurring items	680	2,376	-71%
134	475	-72%	Net operating income (M€) excluding non-recurring items	602	1,840	-67%
287	320	-10%	Investments (M€)	647	824	-21%
87	43	+102%	Divestments (M€) at selling price	169	1,025	-84%
249	300	-17%	Cash flow from operating activities (M€)	1,635	2,157	-24%

* including share of Cepsa

Chemicals

Sales in the Chemicals segment decreased by 1% to 4,825 million euros in the third quarter 2002 from 4,865 million euros in the third quarter 2001.

Operating income excluding non-recurring items increased by 20% to 269 million euros in the third quarter 2002 from 225 million euros in the third quarter 2001, primarily due to better performance from the Specialties. The rebound in petrochemical margins seen at the beginning of the third quarter 2002 did not last.

Net operating income excluding non-recurring items more than doubled to 206 million euros in the third quarter 2002 from 99 million euros in the third quarter 2001.

The main highlight of the third quarter 2002 was the purchase of Enichem’s 10% share in the Qatar-based Qapco Company, which raised TotalFinaElf’s interest to 20% and makes it the only partner with the national oil company, Qatar Petroleum. Qapco produces 525 kt/y of ethylene that is used largely as feedstock for its polyethylene units.

In October 2002, TotalFinaElf announced that it had agreed on a proposal to sell its SigmaKalon paints activities to Bain Capital. The proposed sale is consistent with plans announced in 2000 to reposition and re-focus the Chemicals segment.

3Q02	3Q01%		Chemicals - key figures (M€)	9 m 02	9 m 01%

4,825	4,865	-1%	Sales	14,730	15,353	-4%
269	225	+20%	Operating income excluding non-recurring items	632	834	-24%
206	99	+108%	Net operating income excluding non-recurring items	353	425	-17%
326	337	-3%	Investments	866	1,083	-20%
62	204	-70%	Divestments at selling price	103	316	-67%
379	211	+80%	Cash flow from operating activities	417	891	-53%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Nine Months 2002 Results

All of the oil market parameters reflected weaker conditions in the first nine months of 2002 than in the same period of 2001. The average Brent oil price fell by 7% to $24.4/b in the first nine months of 2002 from $26.1/b in the first nine months of 2001. The European refining margin fell sharply to $5.3/t in the first nine months of 2002 from $15.6/t in the same period last year. The dollar depreciated by 3% relative to the euro, with the exchange rate averaging $0.93 per euro in the first nine months of 2002 compared with $0.90 per euro in the first nine months of 2001.

Within this context, operating income from the business segments excluding non-recurring items declined by 24% to 8,101 million euros in the first nine months of 2002 from 10,615 million euros in the first nine months of 2001. Non-recurring items had a net positive impact of 21 million euros in the first nine months of 2002.

Net operating income from the business segments excluding non-recurring items fell by 29% to 4,407 million euros in the first nine months of 2002 from 6,200 million euros in the first nine months of 2001.

Net income excluding non-recurring items fell by 24% to 4,651 million euros in the first nine months of 2002 from 6,094 million euros in the first nine months of 2001.

Earnings per share excluding non-recurring items, based on 669.7 million fully-diluted weighted-average shares for the first nine months of 2002, decreased to 6.94 euros from 8.72 euros in the first nine months of 2001, a limited decline of 20% that reflects the positive impact of the Group’s buy-back program.

During the first nine months of 2002, TotalFinaElf bought back 13.58 million of its shares2 for 1.99 billion euros.

Reported net income was 4,569 million euros in the first nine months of 2002 compared with 7,006 million euros in the first nine months of 2001. These results include non-recurring items which had a negative impact of 82 million euros on the first nine months of 2002 and a positive impact of 912 million euros for the same period in 2001. The 2002 non-recurring items that had a positive impact were composed primarily of gains on sales of financial participations ; those that were negative included primarily the deferred tax impact of the change in UK tax laws, an increase in the provision related to the explosion at the Toulouse fertilizer plant, and restructuring charges in the Downstream and Chemicals segments.

Hydrocarbon production rose by 10.6% to 2,379 kboe/d in the first nine months of 2002 from 2,151 kboe/d in the first nine months of 2001.

Taking into account poor Downstream market conditions, particularly in the first part of the year, and the high number of refinery turn-arounds, refinery throughput declined by 4% to 2,394 kb/d for the first nine months of 2002 from 2,491 kb/d for the same period last year.

Chemical sales declined by 4% for the first nine months of 2002 versus the same period in 2001 to 14,730 million euros.

[2]	includes 2.91 million shares used to cover stock option program

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Cancellation of Outstanding Shares

The Board of Directors approved the cancellation of 23,443,245 shares thus reducing share capital to 6,852,769,280 euros represented by 685,276,928 shares with a par value of 10 euros per share. The cancellation of these shares will allow the Group to continue to buy back its shares in the future.

Summary & Outlook

For the first nine months of 2002, investments were 6,334 million euros, with Upstream accounting for 73% of the total.

Divestments in the first nine months of 2002, at selling price, were 1,513 million euros, being comprised primarily of sales of financial participations and non-strategic assets.

Free cash flow3 in the first nine months of 2002 was 3,952 million euros.

The buy-back program target of 2.5% of the shares over the full-year 2002 was achieved by October. From January through October 2002, TotalFinaElf bought back 17.92 million4 of its own shares for 2.59 billion euros.

Since the start of the fourth quarter 2002, the European refining margin has improved significantly while the average Brent oil price has declined and the dollar weakened slightly against the euro.

• • •

The September 30, 2002 interim financial statements are available on the TotalFinaElf website. These financial statements are unaudited. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of the TotalFinaElf Group. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. The TotalFinaElf Group does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission.

To access the conference call with Robert Castaigne, CFO of TotalFinaElf, today at 5:30 p.m (Paris time), please dial +44 (0) 208 240 8241 from Europe or 1-303-713-7929 from the US (access code: TotalFinaElf). For a replay, please dial +44 (0) 208 288 4459 (access code: 122 032) from Europe or 1-703-736-7336 (access code: 122 032) from the US.

[3]	free cash flow = cash flow from operating activities + divestments - investments

[4]	includes 2.91 million shares used to cover stock option program

Operating Information by Segment

Third Quarter and First Nine Months 2002

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Upstream

Combined liquids and gas production by region

3Q02	3Q01%		in kboe/d	9 m 02	9 m 01%

777	680	+14%	Europe	851	728	+17%

650	598	+9%	Africa	664	614	+8%

41	48	-15%	North America	42	49	-14%

219	214	+2%	Far East	220	223	-1%

474	381	+24%	Middle East	425	389	+9%

186	142	+31%	South America	172	142	+21%

4	5	—	Rest of world	5	6	—

2,351	2,068	+14%	Total production	2,379	2,151	+11%

Liquids production by region

3Q02	3Q01%		in kb/d	9 m 02	9 m 01%

437	391	+12%	Europe	454	401	+13%

585	525	+11%	Africa	595	545	+9%

4	6	—	North America	5	7	—

22	27	-19%	Far East	23	27	-15%

427	331	+29%	Middle East	382	347	+10%

125	85	+47%	South America	116	90	+29%

4	5	—	Rest of world	5	6	—

1,604	1,370	+17%	Total production	1,580	1,423	+11%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Gas production by region

3Q02	3Q01%		in Mcfd	9 m 02	9 m 01%

1,865	1,556	+20%	Europe	2,163	1,766	+22%

345	385	-10%	Africa	369	361	+2%

196	219	-11%	North America	198	223	-11%

1,129	1,076	+5%	Far East	1,126	1,123	—

238	254	-6%	Middle East	223	220	+1%

329	321	+2%	South America	303	288	+5%

—	—	—	Rest of world	—	—	—

4,102	3,811	+8%	Total production	4,382	3,981	+10%

Downstream

Refinery throughput by region

3Q02	3Q01%		in kb/d	9 m 02	9 m 01%

922	1,029	-10%	France	917	1,030	-11%

1,159	1,204	-4%	Rest of Europe	1,195	1,186	+1%

250	262	-5%	Rest of world	282	275	+3%

2,331	2,495	-7%	Total throughput*	2,394	2,491	-4%

* includes share of Cepsa

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Chemicals

3Q02	3Q01%		Chemicals - key figures (B€)	9 m 02	9 m 01%

4.82	4.86	-1%	Chemical Sales	14.73	15.35	-4%

1.98	1.90	+4%	• Base chemicals & polymers	5.77	6.03	-4%

0.92	1.00	-8%	• Intermediates & performance polymers	2.93	3.26	-10%

1.92	1.94	-1%	• Specialties	6.00	6.02	—

—	0.02	—	• Corporate — Chemicals	0.03	0.04	—

0.27	0.22	+23%	Operating income*	0.63	0.83	-24%

0.06	0.06	—	• Base chemicals & polymers	—	0.18	—

0.06	0.06	—	• Intermediates & performance polymers	0.24	0.29	-17%

0.17	0.12	+42%	• Specialties	0.47	0.41	+15%

(0.02)	(0.02)	—	• Corporate — Chemicals	(0.08)	(0.05)	—

* excluding non-recurring items

EXHIBIT 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

FOR IMMEDIATE RELEASE

Norwegian North Sea: Tune enters production

Paris, November 29, 2002 - TotalFinaElf (20%) announces the start-up of the Tune gas and condensate field, located in the Norwegian North Sea 10 kilometres west of the Oseberg field.

Tune will have a daily production of approximately 10 million cubic meters of gas and 25,000 barrels of condensate.

The subsea development includes a group of four wells linked to the Oseberg Field Center. The gas is then transported to Heimdal using the OGT (Oseberg Gas Transport) network on its way to its final destination of, via Norwegian pipelines, either the United Kingdom or continental Europe.

TotalFinaElf is partnered with Norsk Hydro, operator with 40%, and Petoro also with 40%.

This project strengthens TotalFinaElf’s position in the North Sea. It will contribute to increasing the Company’s regional production, which was 715,000 barrels of oil equivalent in 2001.

*****

EXHIBIT 99.4

TOTAL FINA ELF S.A.
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Capital 6 852 769 280 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

ATOFINA
4/8, cours Michelet
92800 Puteaux – France
Fax : 33 (1) 49 00 83 96

Catherine FERRANT
Tel. : 33 (1) 49 00 89 04

Gilles GALINIER
Tel. : 33 (1) 49 00 70 07

Marie-Pierre GALHAUT
Tel. : 33 (1) 49 00 70 20

www.atofina.com

FOR IMMEDIATE RELEASE

TotalFinaElf plans to set up a petrochemicals joint venture with Samsung in South Korea

Paris, December 2, 2002 - TotalFinaElf, via its chemicals branch Atofina, and the South Korean company Samsung, will sign Dec. 2 a memorandum of understanding with the aim of setting up a 50/50 joint venture in the petrochemicals sector in South Korea, to which the assets of Samsung General Chemicals will be transferred.

The joint venture will produce and market a wide range of base petrochemicals and polyolefins from the integrated industrial site of Samsung General Chemicals at Daesan. This modern and competitive petrochemicals complex will be transferred to the joint venture. The petrochemicals facility has an annual production capacity of 650,000 tons of ethylene, 670,000 tons of styrene, 500,000 tons of paraxylene and 670,000 tons of polyolefins and is located on the west coast of South Korea, 150 kilometers southwest of Seoul and 400 km from China.

This investment will allow Atofina to acquire a major petrochemicals manufacturing base in Asia and to aggressively develop its commercial position in the region.

The joint venture is consistent with TotalFinaElf’s strategy to develop its position in high growth regions of the world, notably in petrochemicals, while continuing to dynamically manage its chemicals portfolio of assets. This strategy should lead to maintaining the amount of capital employed in the chemicals segment.

*****

TotalFinaElf is the world’s fourth largest oil company in market capitalization and posted in 2001 revenues of 105.3 billion euros and net profit of 7.5 billion euros. Atofina, the chemicals branch of TotalFinaElf, ranks among the largest chemical companies in the world. Revenues for chemicals in 2001 were 19.6 billion euros, divided among three large sectors: Base chemicals and polymers, Intermediates & performance polymers, and Specialties.

Samsung General Chemicals is the polyolefins and base petrochemicals subsidiary of Samsung. In 2001, Samsung posted revenues of 98.7 billion US dollars and a net profit of 4.5 billion USD. Samsung General Chemicals employs 900 people and registered revenues in 2001 of 1.2 billion USD, of which around 45% were posted outside South Korea.

EXHIBIT 99.5

CONSOLIDATED FINANCIAL STATEMENTS OF
TOTAL FINA ELF

(unaudited)

JUNE 30, 2002

(including reconciliation to U.S. GAAP)

1

TOTAL FINA ELF

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

I.     ACCOUNTING POLICIES

The unaudited consolidated financial statements of TotalFinaElf and its subsidiaries (together the “Group”) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulations Committee.

The Group applies the standards issued by the Financial Accounting Standards Board which comply with French regulations. The exceptions to the use of FAS standards involve APB No. 16 (Business Combinations) for the acquisitions of Petrofina and Elf, FAS No. 115 (Accounting for Certain Investments in Debt and Equity Securities), FAS No. 123 (Accounting for Stock-Based Compensation), APB No. 6 (Treasury Stock), FAS No. 133, 137, & 138 (Hedging and Derivatives), FAS No. 141 (Business Combination) and FAS No. 142 (Goodwill and Other Intangible Assets). Applying these standards should not have a significant impact, except for APB No. 16 and FAS No. 142, regarding the use of purchase accounting with respect to the business combinations between Total, PetroFina, and Elf.

The accounting policies applied for the unaudited consolidated financial statements as of June 30, 2002 are the same as those used for the financial statements as of December 31, 2001. No changes in accounting policies and practices have been made during the first six months of 2002.

In the opinion of management, the unaudited Interim Condensed Consolidated Financial Statements of the Group include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly Group financial position as of June 30, 2002 and the results of its operations for the six months ended June 30, 2002 and June 30, 2001. Due to the seasonality of Group’s operations, the results of its operations for the interim period ended June 30, 2002 and 2001, may not be indicative of total results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission. The unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements of TotalFinaElf and accompanying notes for the years ended December 31, 2001 and 2000.

II.     CHANGES IN THE GROUP STRUCTURE

During the first semester of 2002, the Group has not significantly modified its structure.

III.     NON-RECURRING ITEMS

(i)	Non recurring items of operating income

	For the semester ended June 30, 2002

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(16)	—	—	(16)
Assets impairments (FAS 144)	(21)	—	—	—	(21)
Early retirement plan	—	—	—	—	—
Other	(9)	—	—	—	(9)
Gain on sale of assets	—	—	—	—	—

Total	(30)	(16)	—	—	(49)

2

TOTAL FINA ELF

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

For the semester ended June 30, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	—	—	—	—
Assets impairments (FAS 144)	—	—	—	—	—
Early retirement plan	—	—	—	—	—
Other	—	—	—	—	—
Gain on sale of assets	—	—	—	—	—

Total	—	—	—	—	—

(ii)	Non recurring items of net income

	For the semester ended June 30, 2002

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(11)	(65)	—	(76)
Assets impairments (FAS 144)	(14)	—	—	—	(14)
Early retirement plan	—	—	—	—	—
Other	(157)	—	—	—	(157)
Gain on sale of assets	—	—	—	277	277
AZF plant explosion – Toulouse	—	—	(149)	—	(149)

Total	(171)	(11)	(214)	277	(119)

The non-recurring items that had a positive impact are gains on sales of financial participations. The negative non-recurring items are mainly a charge related to recent changes in the UK tax regime for exploration and production activities, charges for Downstream and Chemicals restructuring, and an additional provision related to the Toulouse plant explosion.

For the semester ended June 30, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	—	—	—	—
Assets impairments (FAS 144)	—	—	—	—	—
Early retirement plan	—	—	—	—	—
Other	—	—	—	—	—
Gain on sale of assets	—	—	—	374	374

Total	—	—	—	374	374

In the first half 2001, non recurring items had a positive impact on net income and consisted of gains on sales of Sanofi-Synthelabo shares and of financial participations.

IV.     SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL FINA ELF SA

As of June 30, 2002, TOTAL FINA ELF SA held 25,439,680 of its own shares, representing 3.58% of its share capital, detailed as follows:

—	9,711,435 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets; the number of shares has increased by 2,026,655 since December 31, 2001.

—	15,728,245 shares purchased in 2001 and in the first semester of 2002, pursuant to the authorization granted by the Ordinary Shareholders’ meetings held on May 17, 2001 and on May 7, 2002, are deducted

3

TOTAL FINA ELF

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

from the consolidated shareholders’ equity; 2,955,245 shares have been purchased for this objective during the first semester of 2002.

Shares held by the subsidiaries

As of June 30, 2002, TOTAL FINA ELF S.A. held indirectly, through its subsidiaries, 25,082,217 of its own shares, representing 3.53% of its share capital and unchanged since December 31, 2001, detailed as follows:

—	505,318 shares held by a consolidated subsidiary, Total Nucleaire; these shares were initially acquired in order to realize short-term cash investments and are recorded as short-term investments in the consolidated financial statements.

—	24,576,899 shares held by subsidiaries of Elf Aquitaine: Financière Valorgest, Sogapar, & Fingestval. These shares were deducted from the consolidated shareholders’ equity.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Paid in-
	Common shares issued		surplus and	Cumulative	Treasury shares
			and Retained	Translation			Shareholders'
	Number	Amount	Earnings	Adjustments	Number	Amount	Equity

			Amounts in millions of euros except for share data
As of December 31, 2000 (audited)	740,465,798	7,405	29,283	667	(36,582,129)	(4,954)	32,401
Cash dividend	—	—	(2,278)	—	—	—	(2,278)
Net income 1st half 2001	—	—	4,707	—	—	—	4,707
Elf and Petrofina transactions	229,026	2	5	—	—	—	7
Other issuance of common shares	159,579	1	6	—	—	—	7
Purchase of treasury shares	—	—	—	—	(10,318,000)	(1,660)	(1,660)
Translation adjustment	—	—	—	1,023	—	—	1,023
Gains on sales of assets(1)	—	—	898	—	—	—	898
Other changes, net	—	—	17	—	—	—	17

As of June 30, 2001 (unaudited)	740,854,403	7,408	32,638	1,690	(46,900,129)	(6,614)	35,122
Net income 2nd half 2001	—	—	2,951	—	—	—	2,951
Elf and Petrofina transactions	98,591	—	7	—	—	—	7
Other issuance of common shares	349,965	4	13	—	—	—	17
Purchase of treasury shares	—	—	—	—	(25,923,000)	(3,945)	(3,945)
Cancellation of repurchased shares	(35,368,000)	(353)	(5,270)		35,368,000	5,263	—
Translation adjustment	—	—	—	(438)	—	—	(438)
Gains on sales of assets(1)	—	—	518	—	—	—	518
Other changes, net	—	—	(313)	—	105,230	13	(300)

As of December 31, 2001	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932
Cash dividend	—	—	(2,514)	—	—	—	(2,514)
Net income- 1st semester	—	—	2,932	—	—	—	2,932
Elf Aquitaine transactions	377,720	2	16	—	—	—	18
Other issuance of common shares	3,847,881	40	403	—	—	—	443
Purchase of treasury shares	—	—	—	—	(2,955,245)	(465)	(465)
Translation adjustments	—	—	—	(1,584)	—	—	(1,584)
Other changes (1)	—	—	1	—	—	—	1

As of June 30, 2002	710,160,560	7,101	31,382	(332)	(40,305,144)	(5,388)	32,763

(1)	Mainly due to the minimum liability adjustment related to some pensions benefits.

V.     SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no movements of these preferred shares during the first semester of 2002.

4

TOTAL FINA ELF

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

VI.      LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary TotalFinaElf Capital during the first semester of 2002:

—	Debenture 3% 2002-2007 (600 million Swiss francs)

—	Debenture 4.74% 2002-2007 (75 million US dollars)

—	Debenture 5.125% 2002-2007 (300 million US dollars)

—	Debenture 5.89% 2002-2012 (20 million US dollars)

—	Debenture 3% 2002-2007 (400 million Swiss francs)

—	Debenture 4.75% 2002-2007 (250 million US dollars)

—	Debenture 3-month LIBOR + 0.06% 2002-2007 (50 million US dollars)

The Group has reimbursed during the first semester of 2002 a debenture loan for TOTAL FINA ELF S.A. (debenture loan at 8.25% 1992-2002 for 300 million deutschmarks).

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

VII.     INFORMATION BY BUSINESS SEGMENT

		For the semester ended June 30, 2002
		(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	8,017	32,290	9,905	7		50,219
Intersegment sales	5,463	733	181	53	(6,430)	—

Total sales	13,480	33,023	10,086	60	(6,430)	50,219
Depreciation, depletion, and amortization of tangible assets	(1,711)	(453)	(413)	(22)	—	(2,599)
Operating income excluding non-recurring items	4,341	573	363	(106)	—	5,171
Amortization of intangible assets and acquisition goodwill	(11)	(64)	(103)	(7)	—	(185)
Equity in income (loss) of affiliates	119	101	—	195	—	415
Other items in net operating income	109	19	(20)	114	—	222
Tax on net operating income	(2,291)	(161)	(93)	154	—	(2,391)
Net operating income excluding non-recurring items	2,267	468	147	350	—	3,232
Net cost of net debt					—	(82)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(99)
Net income excluding non-recurring items	—	—	—	—	—	3,051
Gross expenditures	3,199	360	540	110	—	4,209
Divestitures at sale price	329	82	41	597	—	1,049
Cash flow from operating activities	3,397	1,386	38	487	—	5,308

5

TOTAL FINA ELF

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

		For the semester ended June 30, 2001
		(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	7,510	37,665	10,488	20	—	55,683
Intersegment sales	6,540	1,099	241	17	(7,897)	—

Total sales	14,050	38,764	10,729	37	(7,897)	55,683
Depreciation, depletion, and amortization of tangible assets	(1,341)	(474)	(397)	(22)	—	(2,234)
Operating income excluding non-recurring items	5,158	1,760	609	(99)	—	7,428
Amortization of intangible assets and acquisition goodwill	(9)	(42)	(92)	(7)	—	(150)
Equity in income (loss) of affiliates	192	103	5	189	—	489
Other items in net operating income	177	123	(7)	19	—	312
Tax on net operating income	(2,782)	(579)	(189)	113	—	(3,437)
Net operating income excluding non-recurring items	2,736	1,365	326	215	—	4,642
Net cost of net debt	—	—	—	—	—	(204)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(105)
Net income excluding non-recurring items	—	—	—	—	—	4,333
Gross expenditures	3,347	504	746	223	—	4,820
Divestitures at sale price	380	982	112	1,641	—	3,115
Cash flow from operating activities	4,190	1,857	680	357	—	7,084

VIII.     CONVERSION TO U.S. GAAP

Net Income and Shareholders’ Equity

The following is a summary of the estimated adjustments to net income for the six months ended June 30, 2002, and June 30, 2001, as well as the shareholders equity for the periods ended June 30, 2002, and December 31, 2001, which would be required if US GAAP had been applied instead of French GAAP.

These US GAAP adjustments are presented net of the portion applicable to minority interest.

For a further description of the category of items listed below, please refer to Note 3 of the Consolidated Financial Statements in the 20F of TotalFinaElf for December 31, 2001.

6

TOTAL FINA ELF

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

	Net income

	For the semester ended June 30,

	2002	2001

Amounts per accompanying consolidated financial statements	2,932	4,707
US GAAP adjustments
Increase (decrease) due to:
Acquisition of Elf and Petrofina	(298)	(568)
Reserve for crude oil price changes	534	(19)
Equity securities	(238)	(11)
Stock compensation	(87)	(9)
Derivative instruments and hedging activities	287	—
Amortization of goodwill	119	—
Tax effect of U.S. GAAP adjustments	(158)	93

Amounts under U.S. GAAP	3,091	4,193

Basic Earnings per Share	4.70	6.00
Diluted Earnings per Share	4.66	5.96

	Shareholders' equity

	As of

	June 30, 2002	December 31, 2001

Amounts per accompanying consolidated financial statements	32,763	33,932
US GAAP adjustments
Increase (decrease) due to:
Acquisition of Elf and Petrofina	39,283	39,580
Reserve for crude oil price changes	1,703	1,169
Treasury shares	(1,267)	(949)
Equity securities	235	488
Derivative instruments and hedging activities	418	131
Amortization of goodwill	119	—
Tax effect of U.S. GAAP adjustments	(3,244)	(3,088)
Cumulative translation adjustment of U.S. GAAP adjustments	(15)	(3)

Amounts under U.S. GAAP	69,995	71,260

7

CONSOLIDATED STATEMENT OF INCOME

	Amounts in millions of euros (1)

	2nd quarter 2002	2nd quarter 2001	1st half 2002	1st half 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	26,435	28,361	50,219	55,683
Operating expenses	(22,352)	(23,449)	(42,474)	(46,021)
Depreciation, depletion, and amortization	(1,324)	(1,151)	(2,620)	(2,234)

Operating income
Corporate	(40)	(18)	(106)	(99)
Business segments*	2,799	3,779	5,231	7,527

Total operating income	2,759	3,761	5,125	7,428

Interest expense, net	(32)	(30)	(67)	(129)
Dividend income on non-consolidated subsidiaries	78	64	84	86
Dividends on subsidiaries’ redeemable preferred shares	(3)	(6)	(5)	(11)
Other income (expense), net	33	398	19	497
Provision for income taxes	(1,437)	(1,806)	(2,486)	(3,472)
Equity in income (loss) of affiliates	174	211	415	489

Income before amortization of goodwill	1,572	2,592	3,085	4,888

Amortization of goodwill	(48)	(48)	(84)	(87)

CONSOLIDATED NET INCOME	1,524	2,544	3,001	4,801

of which minority interest	21	43	69	94

NET INCOME **	1,503	2,501	2,932	4,707

Earnings per share ***	2.23	3.57	4.37	6.69

*Operating income from business segments, excluding non-recurring items	2,845	3,779	5,277	7,527

**Net operating income from business segments, excluding non-recurring items	1,526	2,128	2,882	4,427

Net income (Group share), excluding non-recurring items	1,632	2,127	3,051	4,333

***Earnings per share, excluding non-recurring items (euro)	2.42	3.04	4.54	6.16

(1) Except for earnings per share

CONSOLIDATED BALANCE SHEET

	Amounts in millions of euros

	As of,

	June 30, 2002	March 30, 2002	December 31, 2001	June 30, 2001
	(unaudited)	(unaudited)	(audited)	(unaudited)

ASSETS
NON-CURRENT ASSETS:
Intangible assets	2,977	3,232	3,196	3,318
Property, plant, and equipment, net	39,273	41,833	41,274	40,313
Equity affiliates: investments and loans	7,605	7,952	7,592	7,951
Other investments	1,180	1,424	1,536	1,499
Other non-current assets	2,916	3,101	3,042	4,097

Total non-current assets	53,951	57,542	56,640	57,178

CURRENT ASSETS:
Inventories	6,397	6,416	6,622	6,717
Accounts receivable	14,079	14,784	13,497	16,601
Prepaid expenses and other current assets	5,917	7,138	7,263	5,053
Short-term investments	1,283	966	1,004	890
Cash and cash equivalents	3,863	8,891	3,574	6,136

Total current assets	31,539	38,195	31,960	35,397

TOTAL ASSETS	85,490	95,737	88,600	92,575

LIABILITIES & SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY:
Common shares	7,101	7,061	7,059	7,408
Paid-in surplus and retained earnings	31,382	31,986	30,544	32,638
Cumulative translation adjustment	(332)	1,365	1,252	1,690
Treasury shares	(5,388)	(5,331)	(4,923)	(6,614)

Total shareholders’ equity	32,763	35,081	33,932	35,122

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	501	573	567	590

MINORITY INTEREST	795	929	898	753

LONG-TERM LIABILITIES:
Deferred income taxes	6,427	6,567	6,521	7,231
Employee benefits	3,236	3,352	3,355	3,673
Other liabilities	5,971	6,289	6,093	5,110

Total long-term liabilities	15,634	16,208	15,969	16,014

LONG-TERM DEBT	11,000	12,047	11,165	11,868

CURRENT LIABILITIES:
Accounts payable	10,137	10,564	10,034	10,935
Other creditors and accrued liabilities	11,259	12,653	12,470	12,228
Short-term borrowings and bank overdrafts	3,401	7,682	3,565	5,065

Total current liabilities	24,797	30,899	26,069	28,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	85,490	95,737	88,600	92,575

CONSOLIDATED STATEMENT OF CASH FLOW

	Amounts in millions of euros

	2nd Quarter 2002	2nd Quarter 2001	1st Half 2002	1st Half 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	1,524	2,544	3,001	4,801
Depreciation, depletion, and amortization	1,447	1,257	2,824	2,428
Long-term liabilities, valuation allowances, and deferred taxes	73	431	125	688
Impact of coverage of pension benefit plans	—	—	—	—
Unsuccessful exploration costs	120	143	244	275
(Gains)/Losses on sales of assets	(175)	(526)	(408)	(534)
Equity in income of affiliates (in excess of)/less than dividends received	71	(21)	(132)	(264)
Other changes, net	(13)	62	(11)	(60)

Cash flow from operating activities before changes in working capital	3,047	3,890	5,643	7,334
(Increase)/Decrease in operating assets and liabilities	(197)	(1,378)	(335)	(250)

CASH FLOW FROM OPERATING ACTIVITIES	2,850	2,512	5,308	7,084

CASH FLOW FROM INVESTING ACTIVITIES
Intangible assets and property, plant, and equipment additions	(1,733)	(1,636)	(3,350)	(3,256)
Exploration expenditures charged to expenses	(106)	(98)	(213)	(213)
Acquisitions of subsidiaries, net of cash acquired	(50)	(596)	(105)	(609)
Investments in equity affiliates and other securities	(60)	159	(107)	(372)
Increase in long-term loans	(151)	(216)	(434)	(370)

Total expenditures	(2,100)	(2,387)	(4,209)	(4,820)
Proceeds from sale of intangible assets and property, plant, and equipment	25	47	103	164
Proceeds from sale of subsidiaries, net of cash sold	5	12	5	533
Proceeds from sale of non-current investments	339	1,662	652	1,985
Repayment of long-term loans	94	227	289	433

Total divestitures	463	1,948	1,049	3,115
(Increase)/Decrease in short-term investments	(317)	(297)	(279)	(245)

CASH FLOW FROM INVESTING ACTIVITIES	(1,954)	(736)	(3,439)	(1,950)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance and repayment of shares:
Parent company’s shareholders	437	7	443	7
Share buy back	(57)	(1,008)	(465)	(1,660)
Minority shareholders	8	6	18	6
Subsidiaries’ redeemable preferred shares	—	—	—	—
Cash dividends paid:
Parent company’s shareholders	(2,514)	(2,277)	(2,514)	(2,277)
Minority shareholders	(81)	(114)	(84)	(120)
Net issuance/(repayment) of long-term debt	245	11	1,084	52
Increase/(Decrease) in short-term borrowings and bank overdrafts	(4,222)	(2,483)	(395)	559
Other changes, net	(3)	(6)	(5)	(11)

CASH FLOW FROM FINANCING ACTIVITIES	(6,187)	(5,864)	(1,918)	(3,444)

Net increase/(decrease) in cash and cash equivalents	(5,291)	(4,088)	(49)	1,690
Effect of exchange rates and changes in reporting entity on cash and cash equivalents	263	(67)	338	(154)
Cash and cash equivalents at the beginning of the year or period	8,891	10,291	3,574	4,600

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,863	6,136	3,863	6,136

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Amounts in millions of euros

	Common shares issued		Paid-in		Treasury shares
			surplus and	Cumulative
			Retained	Translation			Shareholders'
	Number	Amount	Earnings	adjustments	Number	Amount	Equity

As of December 31, 2000 (audited)	740,465,798	7,405	29,283	667	(36,582,129)	(4,954)	32,401

Cash dividend	—	—	(2,278)	—	—	—	(2,278)
Net income 1st half 2001	—	—	4,707	—	—	—	4,707
Elf and Petrofina transactions	229,026	2	5	—	—	—	7
Other issuance of common shares	159,579	1	6	—	—	—	7
Purchase of treasury shares	—	—	—	—	(10,318,000)	(1,660)	(1,660)
Translation adjustments	—	—	—	1,023	—	—	1,023
Gains on sales of assets	—	—	898	—	—	—	898
Other changes, net	—	—	17	—	—	—	17

As of June 30, 2001 (unaudited)	740,854,403	7,408	32,638	1,690	(46,900,129)	(6,614)	35,122

Cash dividend	—	—	—	—	—	—	—
Net income 2nd half 2001	—	—	2,951	—	—	—	2,951
Elf and Petrofina transactions	98,591	—	7	—	—	—	7
Other issuance of common shares	349,965	4	13	—	—	—	17
Purchase of treasury shares	—	—	—	—	(25,923,000)	(3,945)	(3,945)
Cancellation of repurchased shares	(35,368,000)	(353)	(5,270)	—	35,368,000	5,623	—
Translation adjustments	—	—	—	(438)	—	—	(438)
Gains on sales of assets	—	—	518	—	—	—	518
Other changes, net	—	—	(313)	—	105,230	13	(300)

As of December 31, 2001 (audited)	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932

Cash dividend	—	—	(2,514)	—	—	—	(2,514)
Net income 1st half 2002	—	—	2,932	—	—	—	2,932
Elf transactions	377,720	2	16	—	—	—	18
Other issuance of common shares	3,847,881	40	403	—	—	—	443
Purchase of treasury shares	—	—	—	—	(2,955,245)	(465)	(465)
Translation adjustments	—	—	—	(1,584)	—	—	(1,584)
Other changes, net	—	—	1	—	—	—	1

As of June 30, 2002 (unaudited)	710,160,560	7,101	31,382	(332)	(40,305,144)	(5,388)	32,763